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                       TELEMIG CELULAR PARTICIPACOES S. A.
                              Publicly-held Company
                 CNPJ - 02.558.118/0001-65 NIRE - 533.0000.577-0

                             NOTICE TO SHAREHOLDERS
                              PAYMENT OF DIVIDENDS

Telemig Celular Participacoes S.A. informs that the Annual Shareholders Meeting, held on April 14, 2004, resolved the payment of dividends regarding financial year 2003, on the following conditions:

1 - AMOUNT

The total amount of dividends to be distributed is R$38,486,425.19 (thirty eight million, four hundred and eighty six thousand, four hundred and twenty five reais and nineteen cents).

The amount per thousand common and preferred shares is R$0.110991.

2 - "EX-DIVIDENDS" NEGOTIATION

The dividends shall be paid to the shareholders holding shares on April 14, 2004.

As from April 15, 2004, the shares of Telemig Celular Participacoes S.A. are being traded "ex-dividends" concerning the results of the year 2003.

There shall be no withholding income tax on the dividends mentioned above.

3 - PAYMENT DATE

The payments shall be made as from May 03, 2004.

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4 - FORM AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited in Fungible Custody of C.B.L.C. - Companhia Brasileira de Liquidacao e Custodia - shall be credited to this Institution, which, through the authorized Brokers, shall transfer them to the shareholders.

The other shareholders shall receive their dividends at the branch of Banco ABN-AMRO Real S.A. of their choice, identified by the documents mentioned below.

Individuals: Certified copy of the Identity Card, Card showing entry in Individual Taxpayer Card (CPF) and evidence of address.

Legal entities: Certified copy of the National Register of Legal Entities (CNPJ/MF) card, current Articles of Association or By-laws, as well as the minutes electing the acting executive board. The managing partners or executive officers with powers to represent the company shall submit a certified copy of the Identity Card, Card showing entry in Individual Taxpayers Register (CPF) and evidence of address.

In the event of representation by proxy, submittal of the respective public deed of power of attorney and the certified copies of the Identity Card and CPF Card of the attorney(s) shall be required.

                            Brasilia, April 16, 2004.



                                  Joao Cox Neto
             Chief Financial Officer and Head of Investor Relations